Exhibit (a)(26)

Chairman and Chief Executive Officer

Dr. Markus Dennler
Chairman of the Board
Converium Holding AG
Dammstrasse 19
CH - 6301 Zug
Switzerland

Paris, April 12, 2007

BY POST, FACSIMILE AND E-MAIL

Dear Markus:

We acknowledge receipt of your letter dated April 11, 2007 and your comments to SCOR’s proposed combination with Converium. We regret your rejection of our proposal to present the “Dynamic Lift” strategy to you and your Board of Directors in person and your continued refusal to discuss the compelling rationale of the proposed combination. We believe that such a meeting would have given Converium’s Board of Directors an adequate opportunity to assess in detail the strategy of the combined Group to which SCOR is fully committed and would have enabled your Board to make a decision on an informed basis as well as provide the appropriate information to Converium’s shareholders.

While we acknowledge your intention to formally respond to our offer within the period provided by the applicable regulatory regime, we believe that your continued refusal to fairly examine the offer shows disregard of your fiduciary duties in preparation of such formal response. In fact, since our initial meeting on February 17, 2007, you have repeatedly refused to meet with us and to establish open communications to discuss your specific queries and issues. All attempts made by our financial and legal advisers to meet with those of Converium have also been either rejected or remain unanswered.

In the meantime, please note the following regarding the points you raised in your letter:

1.       We do not understand how you can, with due consideration of SCOR’s recently published 2006 financial results and the subsequent share price reaction, maintain that the offer does not reflect the value of Converium. At current market prices, the Converium shareholders are being offered CHF 22 per share and the Converium share price has been trading in line with the counter-value of the offer consideration. Converium’s share price is clearly currently being driven by our offer and does not reflect the fair value of Converium on a standalone basis. Even with the most optimistic of the assumptions disclosed by Converium, such a value cannot be achieved on a standalone basis. The six equity analysts who have issued reports after Converium’s publication of its strategic roadmap estimate its fair value at CHF 18.30 on average. Our offer represents a 20% premium to this value.

Furthermore, as you may have noticed, SCOR has decided to grant Converium shareholders who tender their shares into the offer their portion of the 2006 SCOR dividend or the equivalent thereof in cash.

2.       While you mention execution risk relating to our offer, you do not in any way consider the execution risk of achieving Converium’s new targets. We appreciate your ambitious targets but consider that they would be very difficult to achieve on a standalone basis for Converium in the anticipated market environment. SCOR proved with its financial performance in 2006 that it is delivering today what Converium aims to achieve in 2009. Hence, we strongly believe that the contemplated combination will be highly beneficial to Converium’s shareholders who will benefit, among other things, from cost and revenue synergies, as well as improved diversification. In fact:

•       Although our approach was unsolicited by Converium, the proposed combination is, and always has been, friendly in nature. We have been inevitably disappointed with the Converium Board’s initial and continued reaction to our proposed combination and your unilateral characterization of the offer as hostile.

•       Our analysis shows that there appears to be limited overlap in our respective customer bases and that SCOR and Converium customers will welcome both the larger range of business lines that the combined Group will be able to make available to them and the increased financial security that a larger reinsurer will be able to offer.

•       On several occasions in the past, we proposed significant management positions in the combined Group to the members of Converium’s Global Executive Committee. We believe that integrating Converium’s key management will lead to operational excellence as well as providing continuity for the Converium personnel in the combined Group.

We believe there are strong similarities between the cultures of SCOR and Converium, particularly considering our respective trajectories in the past few years. Moreover, there is a strong natural fit in the expertise and experience Converium employees will bring to the combined Group and the opportunities for growth that the combined Group can offer to Converium. The proposed combination represents a great project for all reinsurance professionals of both companies. It means access to more resources, to better tools, to upgraded risk management and to a larger platform of services and skills for every underwriter in both companies’ markets and business lines, for every manager and for every actuary.

Staff from both groups will benefit from enhanced professional opportunities, greater mobility and a higher skills environment thanks to a three-hub organizational structure in Europe arranged around Zurich, Paris and Cologne that will provide flexibility and is an optimal performance structure from the point of view of the financial services industry.

We would like to be completely clear on this point: we highly value Converium’s employees and expertise and are very much looking forward to welcoming them in the combined Group.

•       We entirely disagree with your view and your misinterpretation of the S&P statement that our offer will lead to integration failures which would negatively impact the rating of the combined Group. We are confident in successfully integrating both businesses and would like to present our views to you in that regard.

3.       We strongly believe that the proposed combination will create value for both SCOR and Converium shareholders. We carefully considered the potential risks relating to the proposed combination and we continue to evaluate any potential risks in the light of new information. Further, we reject the assertion that we have not informed our shareholders of the risks involved in our proposed combination. We have been careful to inform our shareholders of the potential risks involved and have made specific disclosure thereof in the offer-related documentation to our shareholders.

Since our initial meeting on February 17, 2007, and notwithstanding your repeated refusals to meet with us to be in a position to fairly and duly examine the proposed combination, SCOR has on several occasions made major proposals in writing regarding the proposed combination: (i) all current Board members of Converium are offered to become members of the Board of the combined Group and of its committees; (ii) the members of Converium’s Global Executive Committee are offered specific key management positions in the combined Group; (iii) we propose that Zurich will become one of the three European key hubs of the combined Group with a major operating company having worldwide responsibilities in certain areas. In addition, SCOR in the meantime (a) publicly announces its intention to apply for a secondary listing on the SWX Swiss Exchange upon consummation of the contemplated combination and (b) offers Converium shareholders who tender their shares into the offer their portion of the 2006 SCOR dividend or the equivalent thereof in cash. Such proposals, to which we did not get any reaction, clearly underline the friendly nature of the proposed combination. Your unilateral characterization of the offer as hostile is therefore entirely unfounded.

We continue to strongly believe that our proposal represents a compelling and attractive proposition for both SCOR and Converium and their respective shareholders and stakeholders. We remain open to discussions to reach an agreement on the contemplated combination of SCOR and Converium and shape the future of the fifth largest reinsurer in the world together.

Sincerely yours,

/s/  Denis Kessler
Denis Kessler

cc:	Mr. Rudolf Kellenberger
Mr. Lennart Blecher
Mr. Detlev Bremkamp
Mr. Derrell J. Hendrix
Mr. Harald Wiedmann

Ms. Inga Beale